

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 9, 2020

Deric Eubanks
Chief Financial Officer
Braemar Hotels & Resorts Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Braemar Hotels & Resorts Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed March 13, 2020**
> **File No. 001-35972**

Dear Mr. Eubanks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Non-GAAP Financial Measures, page 101

1. We note from your reconciliation on page 107 that you add back Series B Cumulative Convertible Preferred Stock dividends to arrive at AFFO available to common stockholders and OP unitholders. Please expand your disclosure to discuss why these particular preferred dividends have been included in AFFO and tell us why you believe it is appropriate to include preferred stock dividends in a measure that is only applicable to common stockholders and OP unitholders.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Kristi Marrone, Staff Accountant, at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction